Exhibit 99.22

Bitfarms Announces Changes to Board of Directors and Audit Committee

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--May 19, 2020--Bitfarms Ltd. (“Bitfarms” or the “Company”) is pleased to announce that effective today, Mr. L. Geoffrey Morphy has been appointed as a director of Bitfarms, filling a vacancy on the Board of Directors.

Until recently, Mr. Morphy was Vice-President, Corporate Development of a TSX listed company. In this capacity, he was part of its senior management team and was responsible for strategy, new investments and active portfolio management. He serves or has served on the board of several private and publicly traded companies located in Canada, the United States, and Europe. Mr. Morphy has more than 30 years in cross-border and international commercial and corporate structuring and finance experience. He has held senior positions of banks and corporate advisory firms, such as the Farber Financial Group, ABN Amro Bank N.V. and its subsidiary LaSalle Bank, as well as Comerica Bank. Mr. Morphy holds a B.Comm from the Dalhousie University and earned the ICD.D designation in 2019.

Effective May 15, 2020, Wendi Locke and Sophie Galper-Komet have resigned as directors of Bitfarms. Ms. Locke served as a board member since June 13, 2019 and Ms. Galper-Komet served as a board member since February 1, 2019.

“We thank Ms. Locke and Ms. Galper-Komet for their contributions and wish them the best in their future endeavours. We would like to welcome Geoff Morphy to our Board. We are excited with the breadth and depth of commercial business experience that he brings and we look forward to working together as a member of our Board going forward” commented Nicolas Bonta, Chairman of the Board of Directors.

Audit Committee Appointments

Mr. Morphy and Mr. Brian Howlett have been appointed as members of the Audit Committee to fill the vacancies resulting from the resignations of Ms. Locke and Ms. Galper-Komet as directors. Effective May 19, 2020, Bitfarms’ Audit Committee consists of Mr. Pierre Seccareccia (Chair), Mr. Morphy and Mr. Howlett.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about estimates, projections, future plans and objectives of the Company are forward-looking statements.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. The forward-looking statements contained in this press release are made as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For investor inquiries, please contact:

Ryan Hornby

Executive Vice President and General Counsel

+1.647.619.7804

For media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com